March 18, 2005
Mail Stop 0305

Via U.S. Mail and Facsimile

Daniel C. Ustian
Chief Executive Officer
Navistar International Corporation
4201 Winfield Road
P.O. Box 1488
Warrenville, IL 60555

RE:	Navistar International Corporation (the "Company")
	Form 10-K for the fiscal year ended October 31, 2004
	File No. 1-09618

Dear Mr. Ustian:

We have limited our review of your Form 10-K for the fiscal year ended October 31, 2004 to only those issues addressed below and have the following comments.  Where we have asked you to provide us with
supplemental information, please be as detailed as necessary in your
explanation.   After reviewing this information, we may or may not
raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.


Form 10-K for the fiscal year ended October 31, 2004

Note 23 - Restatement of Prior Period Financial Statements, page
79

- NFC Securitization of Assets

1. Reference is made to the second paragraph relating to NFC Securitization of Assets. You disclose that the restatement is related to your accounting for (i) the securitization of NFC`s retail notes and finance lease receivables and its retained interest in such securitizations, (ii) deferred taxes related to retail note and finance lease securitization transactions and secured borrowings to fund operating leases and (iii) an agreement to repurchase equipment.
In this regard, please tell us and disclose in further detail the nature of the error relating to your accounting for retail note securitizations. Specifically explain how you originally accounted for each type of transaction in your consolidated financial statements for the first three quarters of fiscal 2004 and the fiscal years ended October 31, 2003 and 2002 and why you believe your prior accounting treatment was incorrect. Also, please provide the specific accounting literature that supports your treatment. We refer you to paragraph 37 of APBO No. 20. We made have further comment upon receipt of your response.

2. Reference is made to the fifth paragraph. Please quantify the additional adjustment to recognize certain assets and liabilities relating to the agreements to repurchase equipment.

- Other

3. Please tell us and disclose in further detail the nature of the error relating to the understatement of trades payable at your Mexican truck assembly facility and the overstatement of certain accruals relating to employee plans. Explain how you originally accounted for each type of transaction in your consolidated financial statements for the first three quarters of fiscal 2004 and the fiscal
years ended October 31, 2003 and 2002 and why you believe your prior
accounting treatment was incorrect. Further, we note that you disclose the adjustments necessary to conform the prior period financial statements with GAAP resulted in $5 million net increase to retained loss as of the beginning of fiscal 2002.  However, it would
appear that $22 million understatement relating to trade payables
and
$27 million overstatement relating to accrued employee plans results
in a $5 million decrease in retained loss (i.e. net credit).
Please
clarify and revise your disclosure as necessary.  Further, it is also
unclear whether any adjustments were necessary for the first three quarters of fiscal 2004 and the fiscal years ended October 31, 2003 and 2002. If so, please quantify for us and disclose in your footnote. We may have further comment upon receipt of your response.
Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

* * * * *


You may contact Jean Yu at (202) 824-5421 or Joe Foti, Senior
Assistant Chief Accountant, at (202) 942-1952 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,


								Joseph A. Foti
								Senior Assistant Chief
Accountant


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Daniel C. Ustian
Navistar International Corporation
March 18, 2005
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